

05042219

[illegible] MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED APR 20 2005

SEC FILE NUMBER
8-52586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFS Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Bay Hill Court
(No. and Street)

Fairfax (City) Virginia (State) 22033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Hoffman 703-817-1162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Argy, Wiltse & Robinson, P.C.
(Name – *if individual, state last, first, middle name*)

8405 Greensbor Dr., Suite 700 (Address) McLean, (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence J. Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFS Capital LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman and CEO

Title



Notary Public

My Commission expires: May 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

HFS CAPITAL LLC

DECEMBER 31, 2004 AND 2003 WITH
REPORT OF INDEPENDENT ACCOUNTANTS

HFS CAPITAL LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

ARGY, WILTSE & ROBINSON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS


AWR
LEADING BY EXAMPLE

REPORT OF INDEPENDENT ACCOUNTANTS

February 18, 2005

To the Member of HFS Capital LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of member's equity, and of cash flows present fairly, in all material respects, the financial position of HFS Capital LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Argy, Wiltse & Robinson, P.C.

MEMBER OF THE LEADING EDGE ALLIANCE

8405 Greensboro Drive 7th Floor Tysons Corner McLean, Virginia 22102
Phone: 703-893-0600 Fax: 703-893-2766 www.awr.com

HFS CAPITAL LLC

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash	$ 17,830	$ 8,208
Total assets	$ 17,830	$ 8,208
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$ 10,125	$ 0
Member's equity		
Member's capital	37,666	38,466
Member's deficit	(29,961)	(30,258)
Total member's equity	7,705	8,208
Total liabilities and member's equity	$ 17,830	$ 8,208

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue		
Advisory fees and commissions	$ 298,860	$ 1,904,931
Costs and expenses		
Subcontractor costs	291,320	1,903,064
Taxes and licenses	4,095	3,752
Professional fees	3,134	2,493
Bank charges	14	0
Insurance	0	369
	298,563	1,909,678
Net income (loss)	$ 297	$ (4,747)

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

STATEMENT OF MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Member's Capital	Member's Deficit	Total Member's Equity
Balance at December 31, 2002	$ 33,916	$ (25,511)	$ 8,405
Net loss	0	(4,747)	(4,747)
Contribution from member	4,550	0	4,550
Balance at December 31, 2003	38,466	(30,258)	8,208
Net income	0	297	297
Return of member's capital	(800)	0	(800)
Balance at December 31, 2004	$ 37,666	$ (29,961)	$ 7,705

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 297	$ (4,747)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase in accrued expenses	10,125	0
Net cash provided by (used in) operating activities	10,422	(4,747)
Cash flows from financing activity:		
(Return) contribution of member's capital	(800)	4,550
Net cash (used in) provided by financing activity	(800)	4,550
Net increase (decrease) in cash	9,622	(197)
Cash at the beginning of the year	8,208	8,405
Cash at the end of the year	$ 17,830	$ 8,208
Supplemental cash flow disclosure:		
Interest paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

HFS Capital LLC (the Company), incorporated in the Commonwealth of Virginia in June 2000, was organized to operate as a minimum net-capital registered broker-dealer and is a member of the National Association of Securities Dealers. The Company provides an array of services including merger, acquisition and divestiture services, assistance with securing debt or equity financing, business valuation, business planning and other corporate finance advisory services.

The significant accounting policies followed by the Company are described below.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue recognition

Advisory fees are recognized as earned as the related services are performed. Commissions are recorded on the closing date of the related transaction.

Income taxes

The Company is a limited liability company for federal income tax purposes (which also applies to most states). Accordingly, it is generally not subject to corporate income taxes and the income, deductions, credits and other tax attributes generated by the Company flow to its members.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with a common owned entity under which the Company may use office space and personnel. The Company incurred $114,110 and $1,903,064 of subcontractor costs under this arrangement during the years ended December 31, 2004 and 2003, respectively.

NOTE 3 - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $7,705, which was $2,705 in excess of its required net capital of $5,000. At December 31, 2003, the Company had net capital of $8,208, which was $2,208 in excess of its required capital of $6,000, and no debt.

The Company qualifies under the Section (k)(2)(i) exemption to SEC Rule 15c3-3.

HFS CAPITAL LLC

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital	
Total member's equity	$ 7,705
Adjustments to calculate net capital	0
Net capital	$ 7,705
Aggregate indebtedness - accrued expenses	$ 10,125
Computation of basic net capital requirement	
Minimum net capital required (greater of $10,125 x 6 2/3% or $5,000)	$ 5,000
Excess net capital	$ 2,705
Reconciliation with Company's computation	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report, as originally submitted and as amended	$ 7,705
Reconciling items	0
Net capital per above	$ 7,705

See report of independent accountants.